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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No.2)

                           ENVIRONMENT ONE CORPORATION
                            (Name of Subject Company)
                           EOC ACQUISITION CORPORATION
                            PRECISION CASTPARTS CORP.
                                    (Bidders)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   294 056 106
                         (CUSIP Number of Common Stock)

                               William D. Larsson
                   Vice President and Chief Financial Officer
                            Precision Castparts Corp.
                        4650 SW Macadam Avenue, Suite 440
                             Portland, Oregon 97201
                                 (503) 417-4800

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                                  Ruth A. Beyer
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2300
                           Portland, Oregon 97204-1268
                                 (503) 294-9332

                                      14D-1

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1.   Name of reporting person

     EOC Acquisition Corporation
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2.   Check the appropriate box if a member of a group                    (a) ___
                                                                         (b) ___

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3.   SEC Use Only


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4.   Sources of Funds

     AF
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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)                                                   ___

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6.   Citizenship or place of organization

     New York
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7.   Aggregate amount beneficially owned by each reporting person

     None (0)
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8.   Check box if the aggregate amount in row (7) excludes certain shares
                                                                             ___

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9.   Percent of class represented by amount in row (7)

     None (0)
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10.  Type of reporting person

     CO
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                                       2

                                      14D-1

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1.   Name of reporting person

     Precision Castparts Corp.
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2.   Check the appropriate box if a member of a group                    (a) ___
                                                                         (b) ___

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3.   SEC Use Only


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4.   Sources of Funds

     BK, WC
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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)                                                   ___

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6.   Citizenship or place of organization

     Oregon
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7.   Aggregate amount beneficially owned by each reporting person

     None (0)
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8.   Check box if the aggregate amount in row (7) excludes certain shares
                                                                             ___

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9.   Percent of class represented by amount in row (7)

     None (0)
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10.  Type of reporting person

     CO
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                                       3

     EOC Acquisition Corporation and Precision Castparts Corp. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on March 3, 1998, as amended by Amendment No. 1, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.10 per share, of Environment One Corporation, a New York corporation, as set forth in this Amendment No. 2. Capitalized terms not defined herein have the meanings assigned thereto in the Statement. This Amendment No. 2 is the final amendment to the Statement.


Item 6. Interest in Securities of the Subject Company.

     (a) On March 30, 1998, EOC Acquisition Corporation accepted for payment a total of 3,694,436 shares of Environment One Corporation Common Stock pursuant to the Offer. On March 31, 1998, Precision Castparts Corp. issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference. In addition, EOC Acquisition Corporation may accept for purchase an additional 14,500 shares of Environment One Corporation Common Stock that have been tendered pursuant to the Offer in accordance with the Notice of Guaranteed Delivery procedures set forth in the Offer.


Item 10. Additional Information.

     (f) The Offer terminated at 12:00 midnight, Eastern Daylight time, on Monday, March 30, 1998. On March 31, Precision Castparts Corp. issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.


Item 11. Material to be Filed as Exhibits.

     99(a)(9)Press Release, dated March 31, 1998.

                                    Signature


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 31, 1998
                                       EOC ACQUISITION CORPORATION



                                       By /s/ WILLIAM D. LARSSON
                                          --------------------------------------
                                          Name:   William D. Larsson
                                                  ------------------------------
                                          Title:  Vice President
                                                  ------------------------------


                                       PRECISION CASTPARTS CORP.


                                       By /s/ WILLIAM D. LARSSON
                                          --------------------------------------
                                          Name:   William D. Larsson
                                                  ------------------------------
                                          Title:  Vice President
                                                  ------------------------------


                                        5
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                                  Exhibit Index
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   Exhibit No.   Description
   -----------   -----------

    99(a)(9)     Press Release, dated March 31, 1998.